


02049258

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

July 24, 2002


RECEIVED
AUG 0 8 2002
PROCESSING
WASH
SECTION
PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the Month Ended June 30, 2002;

2. Notice of Annual Stockholders' Meeting – August 14, 2002 with SEC Form 17-IS (Definitive Information Statement);

3. 2001 Annual Report;

4. SEC Form 17-C dated June 28, 2002 re clarification of news article "NTT Non-Committal Gokongweis dangle 3-way venture";

5. SEC Form 17-C dated July 1, 2002 re request for explanation of failure to immediately clarify item 4 of Schedule 13D of First Pacific.

6. SEC Form 17-C dated July 11, 2002 re Press Release on JG Summit Petrochemical Corporation;

7. SEC Form 17-C dated July 12, 2002 re request for reconsideration of PSE's imposition of penalty for late reply to PSE's disclosure request;

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/7/24/02

FILE

SEC NUMBER 184044
FILE NUMBER

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED JUNE 30, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: June **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
		
ISABELITA CERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY M.M.) S.S.

10 JUL 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002 .



JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 34
Page No. 7
Book No. 99
Series of 02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

June 30, 2002

TRANCHE I

Name of LTCP Holder	SERIES B Maturity Date	SERIES B Interest Rate	SERIES B Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.424%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.424%	900,000
3. PCI Capital Corporation	April 10, 2003	6.424%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.424%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.424%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.424%	9,000,000
7. International Capital Corporation	April 10, 2003	6.424%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.424%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.424%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.424%	3,000,000
11. China Banking Corporation	April 10, 2003	6.424%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.424%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.424%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.424%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.424%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.424%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.424%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.424%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.424%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.424%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.424%	3,000,000
22. AIM Building Fund	April 10, 2003	6.424%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.424%	5,400,000
24. Solidbank Corporation	April 10, 2003	6.424%	-
25. Union Bank of the Philippines	April 10, 2003	6.424%	36,000,000
26. Penta Capital Investment Corp.	April 10, 2003	6.424%	4,500,000
27. Land Bank of the Philippines	April 10, 2003	6.424%	34,500,000
28. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.424%	6,000,000
29. Deutsche Bank	April 10, 2003	6.424%	4,600,000
30. Metropolitan Bank and Trust Co.	April 10, 2003	6.424%	54,000,000
31. Yolanda M. Uy	April 10, 2003	6.424%	500,000
32. Benjamin S. Pua	April 10, 2003	6.424%	1,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

June 30, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	5.549%	P 41,300,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	5.549%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	5.549%	1,050,000
4. PCI Capital Corporation	May 8, 2003	5.549%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	5.549%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	5.549%	65,100,000
7. BPI Trust	May 8, 2003	5.549%	10,500,000
8. International Capital Corporation	May 8, 2003	5.549%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	5.549%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	5.549%	5,000,000
11. China Banking Corporation	May 8, 2003	5.549%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	5.549%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	5.549%	42,000,000
14. Global Business Bank	May 8, 2003	5.549%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	5.549%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	5.549%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	5.549%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	5.549%	6,300,000
19. Solidbank Corporation	May 8, 2003	5.549%	-
20. Union Bank of the Philippines	May 8, 2003	5.549%	30,000,000
21. Penta Capital Investment Corp.	May 8, 2003	5.549%	5,250,000
22. Metropolitan Bank and Trust Co.	May 8, 2003	5.549%	63,000,000
23. Insular Assurance Ltd.	May 8, 2003	5.549%	-
24. Benjamin S. Pua	May 8, 2003	5.549%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

June 30, 2002

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	5.819%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	5.819%	1,050,000
3. PCI Capital Corporation	June 6, 2003	5.819%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	5.819%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	5.819%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	5.819%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	5.819%	5,000,000
8. BPI Trust	June 6, 2003	5.819%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	5.819%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	5.819%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	5.819%	10,500,000
12. Corporate Investment Phils., Inc.	June 6, 2003	5.819%	1,000,000
13. China Banking Corporation	June 6, 2003	5.819%	21,000,000
14. Equitable Banking Corporation	June 6, 2003	5.819%	42,000,000
15. FEB Investments, Inc.	June 6, 2003	5.819%	42,000,000
16. Global Business Bank	June 6, 2003	5.819%	9,000,000
17. AB Capital and Investment Corp.	June 6, 2003	5.819%	12,000,000
18. First Metro Investment Corporation	June 6, 2003	5.819%	42,000,000
19. All Asia Capital and Trust Corp.	June 6, 2003	5.819%	1,250,000
21. Land Bank of the Philippines	June 6, 2003	5.819%	41,000,000
22. CCBPI Retirement Plan	June 6, 2003	5.819%	6,300,000
23. Union Bank of the Philippines	June 6, 2003	5.819%	42,000,000
24. Penta Capital Investment Corp.	June 6, 2003	5.819%	5,250,000
25. Metropolitan Bank and Trust Co.	June 6, 2003	5.819%	63,000,000
26. Insular Life Assurance Co., Ltd.	June 6, 2003	5.819%	5,000,000
27. Yolanda M. Uy	June 6, 2003	5.819%	4,250,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
AUGUST 14, 2002

Notice is hereby given that the **Annual Meeting of the Stockholders** of **JG SUMMIT HOLDINGS, INC.** will be held on **August 14, 2002, Wednesday,** at 4:00 p.m. at the Amorsolo Ballroom of the Manila Galleria Suites, One Asian Development Bank Avenue, Ortigas Center, Pasig City, Metro Manila.

The Agenda for the meeting is as follows:

1. Proof of notice of the meeting and existence of a quorum;
2. Reading and approval of the minutes of the Annual Stockholders' Meeting held on July 25, 2001;
3. Annual Report and approval of Financial Statements of the preceding financial year ending December 31, 2001;
4. Election of Board of Directors;
5. Election of External Auditors;
6. Ratification of all acts of the Board of Directors and Management since the last annual stockholders' meeting of July 25, 2001;
7. Consideration of such other matters as may properly come during the meeting;
8. Adjournment.

For your convenience in registering your attendance, please have available some form of identification such as Voter's I.D. or Driver's License.

Registration starts at 3:00 p.m. Only stockholders of record as of **July 12, 2002** shall be entitled to vote.

By Authority of the Chairman:



EMMANUEL C. ROJAS, JR.
Corporate Secretary

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. Poveda St., Ortigas Center, Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-IS
(DEFINITIVE INFORMATION STATEMENT)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

Total no. of pages including cover: 9

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-IS
Information Statement Pursuant to Section 17.1 (b) of The Securities Regulation Code

1. Check the appropriate box:

   ☐ Preliminary Information Statement

   ☑ Definitive Information Statement

2. Name of Registrant as specified in its charter : **JG SUMMIT HOLDINGS, INC.**

3. Province, country or other jurisdiction of incorporation or organization : **Metro Manila, Philippines**

4. SEC Identification Number : **SEC Registration No. 184044**

5. BIR Tax Identification Code: **TIN No. 000-775-860**

6. Address of principal office : **43/F Robinsons-Equitable Tower
ADB Ave. cor. Poveda St.
Ortigas Center, Pasig City
Metro Manila 1600**

7. Registrant's telephone number, including area code : **(632) 633-7631 to 40**

8. Date, time and place of the meeting of security holders : **August 14, 2002
4:00 P.M.
Amorsolo Grand Ballroom,
Manila Galleria Suites,
Asian Development Bank Ave.,
Ortigas Center, Pasig City**

9. Approximate date on which the Information Statement is first to be sent or given to security holders : **July 24, 2002**

10. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class		Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding as of May 31, 2002
1.	**Common Stock**	**6,797,191,657**
2.	**Long Term Commercial Papers**	**P1,500,000,000**

11. Are any or all of registrant's securities listed on a stock exchange?

Yes ✓ No ______

The common shares of the Company are listed on the Philippine Stock Exchange. The Global Depositary Shares, each representing 100 common shares, are listed on the Luxembourg Stock Exchange.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

Date, Time and Place of Meeting of Security Holders

Date, time and place of meeting : **August 14, 2002**
4:00 P.M.
Amorsolo Grand Ballroom, Manila Galleria Suites, Asian Development Bank Ave., Ortigas Center, Pasig City

Complete mailing address of principal office : **43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City Metro Manila**

Dissenters' Right of Appraisal

Any stockholder of the Company may exercise his appraisal right against the proposed actions which qualify as instances giving rise to the exercise of such right pursuant to and subject to the compliance with the requirements and procedure set forth under Title X of the Corporation Code of the Philippines.

Voting Securities and Principal Holders Thereof

Class of Voting Shares

	No. of Shares Outstanding	No. of Votes to which entitled
Common	**6,797,191,657**	**6,797,191,657**

Record Date

The record date of the stockholders entitled to vote is July 12, 2002.

Election of Directors

All stockholders are entitled to cumulative voting rights with respect to the election of directors. At each election for directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among as many number of candidates.

Security Ownership of Certain Record and Beneficial Owners

Title of Class	Names and Addresses of owners owning more than 5% of the Company's voting securities as of May 31, 2002	Amount and nature (indicate record and/or beneficial ownership) "r"or"b"		% to Total Outstanding
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	2,345,171,657[4]	r	34.50%
Common	Gokongwei Brothers Foundation, Inc.[1] 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	1,129,135,267	r	16.61%
Common	FEBTC A/C # 116-00123[2] 9/F Far East Bank Center Sen. Gil Puyat Ave., Makati City	1,033,319,225	r	15.20%
Common	PCD Nominee Corporation (Filipino)[3] GF MKSE Building 6767 Ayala Avenue, Makati City	745,040,846	r	10.96%

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

2 Far East Bank & Trust Co., now Bank of the Philippine Islands, is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Company.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, ING Barings Securities (Phils.), Inc. holds for various trust accounts 619,545,247 shares representing 9.11% of the Company's outstanding capital stock as of March 27, 2002. The securities are voted by the trustee's designated officers who are not known to the Company.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 2,204,141,207 and 141,030,450 shares, respectively.

Security Ownership of Management as of May 31, 2002

Title of Class	Names of beneficial owner	Position	Amount & nature of beneficial ownership	% to Total Outstanding
A. Named Executive Officers[1]				
Common	1. John Gokongwei, Jr.[3]	Chairman Emeritus	2,345,171,657[2]	34.50%
Common	2. James L. Go[4]	Director, Chairman and CEO	194,843,656	2.87%
Common	3. Johnson Robert L. Go, Sr.	Director, Vice Chairman	239,669,172	3.53%
Common	4. Lance Y. Gokongwei[5]	Director, President and COO	2,157,069	0.03%
Common	5. Patrick Henry C. Go	Director	93,500	0.00%
			2,781,935,054	40.93%
B. All directors and executive officers as a group unnamed			2,887,788,434	42.49%

1. Chief Executive Officer and four (4) most highly compensated executive officers as of December 31, 2001.
2. Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 2,204,141,207 and 141,030,450 shares, respectively.
3. Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.
4. Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002.
5. Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002.

Voting Trust Holders of 5% Or More

There are no persons holding more than 5% of a class under a voting trust or similar agreement.

Changes in Control

There has been no change in the control of the Company since the beginning of its last fiscal year.

Directors and Executive Officers

Information required hereunder are incorporated by reference to the section entitled "Registrant's Directors and Executive Officers" on pages 81 to 84 of the Company's Annual Report.

Family Relationships

Mr. Johnson Robert L. Go, Sr. and Mr. James L. Go are brothers of Mr. John Gokongwei, Jr., the Chairman, while Ms. Lily Ngochua and Mr. Lance Y. Gokongwei are his sister and his son, respectively. Mr. Patrick Henry C. Go is the nephew of Mr. John Gokongwei, Jr.

Involvement in Certain Legal Proceedings of directors and executive officers

None of the Members of the Board of Directors and executive officers of the Company are involved in any criminal, bankruptcy or insolvency investigations or proceedings currently and/or for the past five (5) years.

Certain Relationships and Related Transactions

The Parent Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with affiliated companies. The more significant transactions include sales, purchases, regular banking transactions, borrowings, leases of properties and cash advances made and obtained. (See Note 23 of Audited Financial Statements as at December 31, 2001)

Compensation of Directors and Executive Officers

Name	Position	Projected FY 2002	Actual FY 2001	Actual FY 2000
A. CEO & four most highly compensated executive officers:		50,428,112	46,264,323	42,250,523
1. John Gokongwei, Jr.[1]	Chairman Emeritus			
2. James L. Go[2]	Director, Chairman and CEO			
3. Johnson Robert L. Go, Sr.	Director, Vice Chairman			
4. Lance Y. Gokongwei[3]	Director, President and COO			
5. Patrick Henry C. Go	Director			
B. All officers and directors as a group unnamed		56,385,934	51,730,215	47,242,205

1. Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.
2. Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002.
3. Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002.

Appointment of Independent Public Accountants

The Company's independent public accountant is the accounting firm of Sycip, Gorres, Velayo & Co. The same accounting firm is tabled for reappointment for the current year at the annual meeting of stockholders. The representatives of the principal accountant have always been present at prior years' meetings and may make a statement and respond to appropriate questions with respect to matters for which their services were engaged.

Action with Respect to Reports

The following are included in the Agenda of the annual stockholders' meeting for the approval of the stockholders:

1. **Reading and approval of the minutes of the Annual Stockholders' Meeting held on July 25, 2001.**

   The following is a summary of the material matters taken up in last year's annual stockholders' meeting held on July 25, 2001:

   a. **The stockholders approved the recommendation of the Board to declare a 10% stock dividend to stockholders of record as of August 24, 2001 for distribution on September 21, 2001.**

   b. **The eleven (11) incumbent members of the Board of Directors of the Company were re-elected.**

   c. **SGV & Co. was re-elected as external auditors of the Company.**

2. **Annual Report and approval of Financial Statements of the preceding financial year ending December 31, 2001.**

3. **Ratification of all acts of the Board of Directors and Management since the last annual stockholders' meeting of July 25, 2001.**

Brief description of material matters approved by the Board of Directors and Management since the last annual stockholders' meeting of July 25, 2001 for ratification by the stockholders:

Date of Board Approval	**Description**
August 30, 2001	**Guarantee of the obligations of JG Summit Philippines Ltd. under the Term Loan and Floating Rate Note Facility due 2006.**
November 12, 2001	**Election of Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei as Chairman Emeritus, Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively, effective January 1, 2002.**
January 8, 2002	**Guarantee of the obligations of JG Summit Limited under the US$100 Million Fixed Rate Notes Due 2006.**
April 2, 2002	**Approving the recommendation of management to appropriate a total amount of P8,827,315,950 out of the Retained Earnings of the Corporation as of December 31, 2001 to provide for probable contingencies.**
April 15, 2002	**Issuing a Letter of Comfort in connection with the Sale and Purchase Agreement entered into by the Corporation with Mirant Toledo Holdings Corporation for the sale of the 20% interest of Express Holdings, Inc. in Toledo Power Company.**

Voting Procedures

The vote required for approval or election.

Pursuant to Article II, Section 6 of the By-Laws of the Corporation, a majority of the subscribed capital, present in person or by proxy, shall be sufficient in a stockholders' meeting to constitute a quorum for the election of directors and for the transaction of any business whatsoever. The vote of stockholders representing a majority of a quorum shall be required to approve any action submitted to the stockholders for approval, except in those cases where the Corporation Code requires the affirmative vote of a greater proportion.

The method by which votes will be counted.

In accordance with Article II, Section 7 of the By-Laws, every stockholder shall be entitled to vote, in person or by proxy, for each share of stock held by him which has voting power upon the matter in question. The votes for the election of directors, and except upon demand by any

stockholder, the votes upon any question before the meeting, except with respect to procedural questions determined by the Chairman, shall be by viva voce or show of hands.

Article II, Section 8 of the By-Laws also provides that the directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for the year at which a quorum is present. At each election for directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among as many number of candidates.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon

None of the following persons have any substantial interest, direct or indirect, in any matter to be acted upon other than elections to office:

1. **director or officer of the registrant at any time since the beginning of the last fiscal year;**
2. **nominee for election as a director of the registrant;**
3. **associate of any of the foregoing persons.**

JG SUMMIT HOLDINGS, INC., AS REGISTRANT, WILL PROVIDE WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF THE REGISTRANT'S ANNUAL REPORT ON SEC FORM 17-A. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO THE OFFICE OF THE CORPORATE SECRETARY, 40/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST., ORTIGAS CENTER, PASIG CITY, METRO MANILA, PHILIPPINES.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

(sgd.)
JAMES L. GO
Chairman and Chief Executive Officer

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

(Clarification of news article entitled "NTT Non-Committal Gokongweis dangle 3-way venture")

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. dated June 28, 2002 in reply to the PSE fax attached as Annex "B" hereof.

Annex "B" - Fax of PSE to JG Summit Holdings, Inc. dated June 27, 2002 requesting clarification/confirmation or any information on the news article in Annex "C" hereof.

Annex "C" - Philippine Daily Inquirer news article of June 27, 2002 entitled "NTT NON-COMMITTAL Gokongweis dangle 3-way venture".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

June 28, 2002
(Date)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION	No. of pages including cover: 1

Date	:	June 28, 2002		
TO	:	**Philippine Stock Exchange, Inc.**	**FROM**:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Ms. Janet J. Alcala-Encarnacion** OIC, Disclosure Department Listings and Disclosure Group		**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Ms. Encarnacion,

Re: **NTT NON-COMMITTAL Gokongweis dangle 3-way venture**

This is in reply to your request for a clarification regarding the news article which appeared in the June 27, 2002 issue of the Philippine Daily Inquirer entitled "NTT NON-COMMITTAL Gokongweis dangle 3-way venture".

JG Summit Holdings, Inc. is not involved in any discussions with NTT or the First Pacific Co. Ltd. with respect to any joint venture referred to in the foregoing article. We reiterate our earlier statements that it was the Gokongwei Group and not JG Summit Holdings, Inc. that was party to the proposed joint venture with First Pacific Company Limited to acquire certain equity interests in the Philippine Long Distance Telephone Company and Bonifacio Land Company.

We trust that the foregoing serves as sufficient clarification on the matter.

Thank you very much for your kind attention.

Very truly yours,



Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd/6/28/02

Annex "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	**ATTY. EMMANUEL C. ROJAS, JR.** ***Corporate Secretary***
Company	:	**JG Summit Holdings, Inc.**
Subject	:	**"NTT NON-COMMITTAL Gokongweis dangle 3-way venture"**
Date	:	**June 27, 2002**

Dear Atty. Rojas:

This is with reference to the attached news article entitled "NTT NON-COMMITTAL Gokongweis dangle 3-way venture" published in the June 27, 2002 issue of the Philippine Daily Inquirer. The article reported that:

> "HONG KONG's First Pacific Co. Ltd. and the group of tycoon John Gokongwei Jr. are reportedly coaxing Japan's Nippon Telegraph and Telephone Corp. to join a 'three-way partnership' that will acquire a controlling stake in Philippine Long Distance Telephone Co. x x x
>
> Persons close to Gokongwei said the tycoon and First Pacific were trying to convince NTT to join the joint venture."

We would like to request for clarification/confirmation or any information your office might have on the said news report.

In view of this, please make an **official, full, fair, and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the trading participants and the investing public of the same.

Very truly yours,



RAQUEL R. ANGELES
Analyst, Disclosure Department

Noted by:



JANET J. ALCALA-ENCARNACION
OIC, Disclosure Department

Annex "C"

HURSDAY, JUNE 27, 2002

PHILIPPINE DAILY INQUIRER

BUSINESS

Editor Raul O. Marcelo & Assistant Editor Corrie S. Narisma

B1



NTT NON-COMMITTAL

Gokongweis dangle 3-way venture

By Doris C. Dumlao

HONG KONG'S First Pacific Co. Ltd. and the group of tycoon John Gokongwei Jr. are reportedly coaxing Japan's Nippon Telegraph and Telephone Corp. to join a "three-way partnership" that will acquire a controlling stake in Philippine Long Distance Telephone Co.

Sources close to PLDT chief executive Manuel Pangilinan stressed, however, that there was "no way" that NTT would enter into a partnership with the Gokongweis.

Hong Kong's First Pacific and the Gokongwei group have agreed to form a joint venture that will hold First Pacific's 24.47-percent stake in PLDT—the single biggest—and the 50.4-percent stake held by its Philippine unit, Metro Pacific Corp., in Bonifacio Land Corp.

Gokongwei offered to pay as much as $600 million to control two-thirds of this joint venture.

Persons close to Gokongwei said the tycoon and First Pacific were trying to convince NTT to "join the joint venture."

NTT, which holds 15 percent of PLDT, is the pivotal player in the struggle between First Pacific and the PLDT management, as it has the right of first refusal should First Pacific sell its PLDT stake to the Gokongwei family.

PLDT management—led by Pangilinan, who also serves as First Pacific executive chair—is opposed to the deal and is trying to garner NTT's support.

NTT said it was retaining its right to veto the First Pacific-Gokongwei deal, contrary to earlier reports that it had agreed to waive this right.

"I don't think NTT is waiving its right. It is keeping its rights. NTT is maintaining its stance. Somebody is just creating these stories," NTT's representative to the PLDT board, Taketo Suzuki, said.

"The strategy is different now," the Gokongwei source told the Inquirer. "Either (NTT) clings on to what it has or put money (in PLDT)."

He added that the Gokongweis were confident a deal could be concluded in the third quarter of the year.

First Pacific executive vice president Rebecca Brown said in a statement issued late on Tuesday that First Pacific was still in talks with NTT.

"Unless agreed to by NTT and First Pacific, there may be no transfer of any PLDT and Philippine Telecommunications Investment Corp. shares, which are subject to the shareholders' agreement, to a strategic investor at any time prior to March 24, 2003," Brown said.

"First Pacific will continue its constructive dialogue with NTT, with a view toward achieving a mutually satisfactory resolution of the issues that the proposed transaction raise for NTT and First Pacific as current and future shareholder partners in PLDT."

PTIC, a privately held firm, holds 15.4 percent of PLDT.

It was not clear how much of PTIC is held by First Pacific, whose officials were not immediately available for comment.

PLDT sources privy to Pangilinan's meetings with NTT in Tokyo said the Japanese telecom giant assured Pangilinan and PLDT chair Antonio Cojuangco Jr. that it would "never go to bed" with the Gokongweis.

They said NTT's apprehension stemmed from the experience of

GOKONGWEIS: B3

Gokongweis . . .

From page B1

another Japanese company, telecom equipment maker NEC Corp., with the Gokongwei group's Digital Telecommunications Holdings Inc.

Digitel owes NEC roughly $330 million, which it has been trying to restructure.

PLDT sources said NTT assured Pangilinan that there was "no way" it would agree to a partnership with the Gokongweis.

A Digitel source said earlier that his company's relationship with NEC remained smooth.

NTT has been reported to be studying how the Gokongwei group will fare as a partner in PLDT.

A source close to the Gokongwei camp said NTT wanted a partner that not only had enough cash but also a corporate culture it could deal with.

An insider said NTT was evaluating the "technical and management expertise of the Gokongweis in running a telecommunications company, considering they have no track record in this field."

The Gokongweis' Digitel is the country's second-largest landline service provider. It has been in operation since the early '90s and now has over 400,000 subscribers all over Luzon.

Apart from evaluating the Gokongwei group's capability in managing a telecom firm, NTT was also said to be examining the Gokongwei group's record in corporate governance, treatment of minority shareholders and its public image. ***With a report from Abigail L. Ho***

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Contact Person

633-7631 to 40
Company Telephone Number

1 2 (Month) 3 1 (Day)
Fiscal Year

1 7 - C
FORM TYPE

Second Thursday of June
Month Day
Annual Meeting

(Request for explanation of failure to immediately clarify item 4 of Schedule 13D of First Pacific)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 1, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. dated June 28, 2002 in reply to the PSE fax letter attached as Annex "B" hereof.

Annex "B" - Fax letter of PSE (Mr. Jose G. Cervantes) to JG Summit Holdings, Inc. dated June 28, 2002 requesting explanation in writing of the failure of JG Summit Holdings, Inc. to immediately clarify on June 19, 2002 the item 4 of Schedule 13D of First Pacific Company Limited.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



July 1, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION No. of pages including cover: 1

Date	:	June 28, 2002		
TO	:	**Philippine Stock Exchange, Inc.**	**FROM:**	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Mr. Jose G. Cervantes** Senior Vice President Listings and Disclosure Group		**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

- faxed; received by JANET ALCALA ENCARNACION 6/28/02

MESSAGE

Dear Mr. Cervantes,

Re: Request for explanation on imposition of penalties

This is in response to your letter of June 27, 2002 seeking an explanation on why the Philippine Stock Exchange should not penalize JG Summit Holdings, Inc. ("JGSHI") for its alleged late filing of JGSHI's disclosure on June 19, 2002.

Upon receipt of your request for clarification on June 19, 2002, JGSHI exerted all efforts to verify the Schedule 13D filing with the United States Securities and Exchange Commission by First Pacific Company Limited by first inquiring from the PSE Disclosure Department who then provided the First Pacific Company Limited counsel name of Simpson, Thacher & Barlett. Being a filing with the United States SEC, JGSHI also had to refer the matter to its foreign legal counsel. It must be noted that JGSHI first learned of such a filing when it received the letter from the Philippine Stock Exchange and that furthermore, the filing was made by a third party and was totally beyond the control or knowledge of JGSHI. JGSHI deems it an essential part of its disclosure obligations to obtain full, fair and accurate information before information is disseminated as required in the fax of the PSE Disclosure Department of June 19, 2002. Hence, JGSHI considered it necessary to confer with both First Pacific and its legal counsel on such a filing.

It should likewise be noted that JGSHI was not informed of the trading halt imposed by the Philippine Stock Exchange.

We trust that the foregoing sufficiently justifies the non-imposition of penalties on JGSHI.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd/6/28/02

 Copy 2 of 2

Annex "B"



PHILIPPINE STOCK EXCHANGE, INC.

June 28, 2002

JG SUMMIT HOLDINGS, INC.
43/F Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
Ortigas Center, Pasig City

Attention : **MR. EMMANUEL C. ROJAS, JR.**
Corporate Secretary

Gentlemen:

This is in reference to JG Summit Holdings, Inc's ("JGS" or the "Company") late reply to the Exchange's request to clarify Item 4 of Schedule 13D of First Pacific Company Limited contained in the June 11, 2002 letter of the law firm Simpson Thacher & Bartlett filed with the US Securities and Exchange Commission ("USSEC"), in which the name of JG Summit Holdings, Inc. was mentioned as being a party to the Memorandum of Agreement (MOA) stated therein. Copy of the said letter was furnished to The Philippine Stock Exchange, Inc.

The said request was conveyed through facsimile to JGS at 8:00 a.m. on June 19, 2002. Constant verbal communication with the office of the Corporate Secretary, Mr. Emmanuel C. Rojas, Jr., was maintained in view of the urgent need to obtain the said clarification. Pending receipt of the requested clarification, the Exchange issued a trading halt on JGS securities for one (1) hour. The Company's reply was received by the Exchange only at **3:01 p.m.**

Pursuant to the Implementing Guidelines of Listings & Disclosure Rules per Circular No. 2164-99 dated August 31, 1999, to wit:

"5) Fine for Late Reply to Disclosure Request

In the event that trading of securities of a company is halted pending verification or clarification of undisclosed material information and the Exchange requests for

PRINCIPAL OFFICE:
Phil. Stock Exchange Centre, Exchange Road
Ortigas Center, Pasig City, Metro Manila
Tels.: 636-0122 to 41 • Fax Nos.: (632) 634-5920/5113

CENTRAL CLEARING AND DEPOSITORY:
Phil. Stock Exchange Plaza - Ayala Triangle
Ayala Avenue, Makati City, Metro Manila
Tels.: 891-9001 to 03 • Fax Nos.: (632) 891-9001/9021

verification or clarification of the same, the Exchange must receive the Company's reply through facsimile not later than 11:00 a.m.

Should the Company fail to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (P30,000.00). Thereafter, the company shall be fined the additional amount of Ten Thousand Pesos (P10,000.00) for every thirty (30) minutes of delay."

In view of the foregoing, please **explain in writing within 24-hours** upon receipt hereof your **failure to immediately clarify** the said item in Schedule 13D and why the Exchange should not impose the applicable penalties on the Company.

Very truly yours,



JOSE G. CERVANTES
Senior Vice President

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Contact Person

633-7631 to 40
Company Telephone Number

1	2

Month

3	1

Day

Fiscal Year

1	7	-	C

FORM TYPE

Second Thursday of June
Month Day

(Press Release re JG Summit Petrochemical Corporation)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Copy to LYG - received by EDEN on 7/12/02

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 11, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

11. **Item 9 - Other Events**

Please see attached Press Release entitled "JG SUMMIT, MARUBENI TO INFUSE P6.5B MORE INTO PETROCHEM FIRM".

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

July 11, 2002
(Date)

/mhd

PRESS RELEASE

JG SUMMIT, MARUBENI TO INFUSE PHP 6.5 B MORE INTO PETROCHEM FIRM

JG Summit Holdings, Inc. (JGSHI) and Marubeni Corporation, 80:20 partners in JG Summit Petrochemical Corporation (JGSPC) respectively, have announced their plan to infuse Php 6.5 Billion more into their joint venture company to reduce its interest expense and make it more viable and competitive.

The plan calls for the conversion into equity of loans extended to JGSPC by JGSHI in the amount of approximately USD 100 million: Marubeni will assume a loan from JBIC, which it has guaranteed for JGSPC, and convert it into equity.

The conversion plan underscores the partners' commitment to the viability of JGSPC which has been burdened with significant interest and principal payments and whose operating margins have been adversely affected by rampant smuggling, misdeclaration of imports, and low consumption growth brought about by prevailing domestic economic conditions.

With this debt-to-equity conversion, JGSPC will have a significantly stronger balance sheet, capital base and improved cash flow.

"In effect, we are making JGSPC a stronger company that – given its state of the art technology and facilities and quality products, should be able to compete more effectively and serve its customers better," JGSHI chairman James Go said.

JGSPC is the leading Polyethylene (PE) and Polypropylene (PP) manufacturer in the country, with sales of Php 4.0 billion in 2001.

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Contact Person

633-7631 to 40
Company Telephone Number

1	2

Month

3	1

Day

Fiscal Year

1	7	-	C	

FORM TYPE

Second Thursday of June
Month Day

(Request for Reconsideration of PSE's Imposition of Penalty for Late Reply to PSE's Disclosure Request on June 19, 2002 re Clarification of Schedule 13D of First Pacific Company Limited)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total No. of Stockholders

Total Amount of Borrowings

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 12, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>**JG SUMMIT HOLDINGS, INC.**</u>

11. **Item 9 - Other Events**

Please see the following documents attached:

Annex "A" - Letter of JG Summit Holdings, Inc. (JGSHI) to Philippine Stock Exchange (PSE) dated July 12, 2002 seeking reconsideration of the decision of the PSE in their letter of July 11, 2002 attached hereto as Annex "B".

Annex "B" - Letter of PSE to JGSHI dated July 11, 2002 directing JGSHI to pay the basic fine of P30,000 within five trading days from receipt of said letter for JGSHI's late reply to the PSE's disclosure request dated June 19, 2002 for clarification of Schedule 13D of First Pacific Company Limited.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

July 12, 2002
(Date)

/mhd

Receiving Copy

Annex "A"



JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

July 12, 2002

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road
Ortigas Center
Pasig City, Metro Manila

Attention: Mr. Jose G. Cervantes (Sec.: Aileen Addatu) 7/12/02
Senior Vice President
Fax No. 636-0809

Gentlemen:

We refer to your letter of July 11, 2002 imposing a fine of P30,000 on JG Summit Holdings, Inc. ("JGSHI") for the late filing of JGSHI's disclosure on June 19, 2002. In said letter, the PSE Listing Committee noted that it did not impose the additional fine of P10,000 for every thirty minutes of delay after considering the merits of the reasons cited by JGSHI in its letter of June 28, 2002.

We seek a reconsideration of the above decision based on the following grounds:

1. The Schedule 13D filing was made by the foreign legal counsel of First Pacific Company Limited, Simpson Thacher and Bartlett, with the U.S. Securities and Exchange Commission. At the time the said Schedule 13D was filed and up to the time we received your letter, we had no information or knowledge whatsoever of: (a) the fact of filing of the Schedule 13D; (b) the contents of the Schedule 13D filing. We cannot overemphasize the fact that not only did we have no control over the filing by First Pacific of the Schedule 13D, neither were we consulted or notified of such filing or the contents thereof. This fact only underscores the point that JGSHI is and was never a party to the transaction between the Gokongwei Group and the First Pacific group. Due to the interest in the PLDT transaction that has spurred various reports, JGSHI cannot be expected to control or know about all the filings linking JGSHI to the transaction.

2. Consistent with sound business practice, JGSHI, upon receipt of your letter, immediately verified the filing of the Schedule 13D with First Pacific Company Limited and the implications of such a filing with JGSHI's foreign legal counsel. As we had mentioned earlier, the process of verification and consultation with First Pacific took a considerable amount of time. While we had received your letter



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

before 9:00 a.m. of June 19, 2002, the entire process of verification with First Pacific, its foreign counsel and JGSHI's foreign legal counsel was completed only at around 2:30 p.m. of the same day. There was absolutely no way for JGSHI to meet the 11:00 a.m. deadline, unless JGSHI makes inaccurate and unverified responses. We have repeatedly stressed that it is against JGSHI's full disclosure policy to make unverified and inaccurate announcements.

3. Your June 19, 2002 letter did not raise any new issues nor elicit a reply from us that we did not properly respond to, report or clarify in our earlier disclosures. JGSHI was consistent in its disclosures that it was not a party to the Memorandum of Agreement between the Gokongwei Group and First Pacific. Because our reply of June 19, 2002 also contained the same statement, there is therefore no violation of disclosure requirements nor damage caused to the Exchange or the investing public.

4. Given that the deadline for filing of the reply was reckoned from the imposition of a trading halt on the shares of JGSHI, the Philippine Stock Exchange should have either informed JGSHI of the trading halt or notified JGSHI of the 11:00 a.m. deadline. JGSHI was not properly advised in any manner so as to allow it to act accordingly. The basis of the trading halt ordered on the JGSHI shares was not even made clear to JGSHI up to this day.

While we understand that the Philippine Stock Exchange is committed to enforcing strict disclosure rules to promote transparency in the market for the ultimate benefit of the investing public, this must be balanced against the policy of fully substantiating disclosures in the interest of fair and accurate reporting, which JGSHI is entitled and committed to do. We trust that the foregoing reasons will justify a reconsideration of your decision to impose a penalty on JGSHI.

Thank you very much for your kind attention.

Very truly yours,

JG Summit Holdings, Inc.



Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd/7/12/02

Annex "B"



PHILIPPINE STOCK EXCHANGE, INC.

July 11, 2002

JG SUMMIT HOLDINGS, INC.
43/F Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
Ortigas Center, Pasig City

Attention : **MR. EMMANUEL C. ROJAS, JR.**
Corporate Secretary

Gentlemen:

This is in connection with JG Summit Holdings, Inc.'s ("JGS" or the "Corporation") late reply to the Exchange's disclosure request for clarification of Schedule 13D furnished by Simpson Thacher & Bartlett law firm, relating to the Reporting Persons' beneficial ownership of Common Stock and American Depositary Shares of Philippine Long Distance Telephone Company ("TEL"), which it had filed with the U.S. Securities and Exchange Commission. Under Item 4 of the said report, the name of the Corporation was mentioned as being a party to the Memorandum of Agreement (MOA) between First Pacific Company Limited and the Gokongwei Group.

As stated in our letter of June 28, 2002, pursuant to the Exchange's Implementing Guidelines of Listings and Disclosure Rules, per Circular for Brokers No. 2164-99 dated August 31, 1999, which states that:

"5) Fine for Late Reply to Disclosure Request

In the event that trading of securities of a company is halted pending verification or clarification of undisclosed material information and the Exchange requests for verification or clarification of the same, the

Exchange must receive the Company's reply through facsimile not later than 11:00 a.m.

Should the Company fail to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (P30,000.00). Thereafter, the company shall be fined the additional amount of Ten Thousand Pesos (P10,000.00) for every thirty (30) minutes of delay."

After a deliberation on the facts and circumstances surrounding the Corporation's late reply to the Exchange's request to clarify the aforementioned item in the document, the Listing Committee, in its meeting on July 4, 2002, resolved to impose a fine on the Corporation, in the amount of Thirty Thousand Pesos (P30,000.00), for violation of the Exchange's Corporate Disclosure Requirements. Please note that the Committee decided not to impose the additional fine of Ten Thousand Pesos (P10,000.00) for every thirty (30) minutes of delay, taking into consideration the merits of the reasons cited by the Corporation in its letter of June 28, 2002.

The foregoing resolution was duly noted by the Board of Directors of the Exchange in its meeting of July 10, 2002.

In view thereof, the Corporation is hereby directed to pay the basic fine of P30,000.00 within five (5) trading days from receipt hereof. Further, please be informed that an additional fine of One Thousand Pesos (P1,000.00) shall be imposed for each trading day of delay of payment, and that failure to pay within one (1) month from the imposition of the penalty will result in the suspension of trading of the Corporation's securities.

Very truly yours,



JOSE G. CERVANTES
Senior Vice President